USAsurance Group, Inc.
                           7345 E. Peakview Avenue
                          Englewood, Colorado 80111
                        COMMISSION FILE NUMBER 0-26920



                             INFORMATION STATEMENT

                                  PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER


                                  Introduction

     This Information Statement is being mailed on or about October 9, 1998, to holders of record on August 22, 1998 of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of USAsurance Group, Inc., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's Directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about October 20, 1998.


                 Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and AFEW, Inc., a privately held Delaware corporation ("AFEW"), the Company has agreed to acquire all of the interests of AFEW in exchange for previously unissued "restricted" Common Stock of the Company. AFEW owns all of the issued and outstanding interests in 2Xtreme Performance International LLC.("2Xtreme"), a limited liability company which is a multi-level marketing and direct network marketing company. This business enterprise combines (i) the sale and marketing of nutritional supplements; and (ii) retains independent contractors for the purpose of selling and marketing the 2Xtreme product line. 2Xtreme currently employs approximately 200 persons and has 110,000 independent distributors distributing its products. During its fiscal year ended December 31, 1997, 2Xtreme generated approximately $35 million in revenues.

     The terms of the Agreement provide that AFEW will enter into a share exchange agreement with the Company wherein the Company would issue an aggregate of 12,670,363 "restricted" shares of the Company's Common Stock to AFEW in exchange for all of the issued and outstanding shares of AFEW (the"Transaction"). As of the date of this Information Statement, there are 1,566,000 shares of the Company's Common Stock issued and outstanding. Accordingly, if all of the issued and outstanding shares of AFEW are exchanged for the Company's Common Stock, the holders thereof will own approximately 89% of the Company's 14,236,363 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current Officers and Directors will resign and will be replaced by Directors and Officers selected by AFEW's management. See "Directors and Executive Officers and Related Transactions" below.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current Officers and Directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or before October 20, 1998, with the closing to occur shortly thereafter.


                        Reason for Information Statement

     Because a majority of its Directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule. The Company's stockholders are urged to read this Information Statement carefully but are not required to take any action.


               Information Relating to the Company's Securities

     As of the date of this Information Statement, there are outstanding 1,566,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.


                           Principal Stockholders

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Information Statement by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, each of the Company's Directors and named Executive Officers and all Executive Officers as a group.

                                               Shares Beneficially Owned
                                          ------------------------------------

                   Name and Address of      Amount and Nature of    Percent of
Title of Class      Beneficial Owner      Beneficial Ownership (2)    Class
--------------  ------------------------  ------------------------  ----------
   Common       Terry Whiteside                    775,000             49.5%
                7345 E. Peakview Avenue
                Englewood, CO  80111

   Common       Thomas J. Chase (1)                  5,000               *
                7345 E. Peakview Avenue
                Englewood, CO  80111


                                     2

                                               Shares Beneficially Owned
                                          ------------------------------------

                   Name and Address of      Amount and Nature of    Percent of
Title of Class      Beneficial Owner      Beneficial Ownership (2)    Class
--------------  ------------------------  ------------------------  ----------
   Common       Matthew Kavanagh(1)                  4,000               *
                3140 S. Peoria, #230
                Aurora, CO  80014

   Common       All Executive Officers and           9,000               *
                Directors as a Group
                (2 persons)
_________________________
* Less than 1%

<F1>
(1)  Officer and/or Director of the Company.

<F2>
(2)  The information relating to beneficial ownership of the Company's Common
     Stock is based on information furnished by them using the definition of "beneficial ownership" set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange
     Act of 1934. Except where there may be special relationships with other persons, including share voting or investment power, the Directors and nominees possess sole voting and investment power with respect to the shares set forth beside their names.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed Director and Executive Officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                              Shares of Common Stock to
                                              be owned upon consummation    Approximate
  Name and Address       Offices to be Held      of the Transaction       Percent of Class
---------------------  ---------------------  --------------------------  ----------------
John Polk              Chairman of the Board
3400 Cedar Falls Lane      and President              7,776,000                 54.6%
Plano, TX  75093

Patrick Farah                 Director                   50,000                   *
3812 Norwich Lane
Plano, TX  75025

John Lovelace                     -                   4,804,363                 33.8%
5719 Still Forest
Dallas, TX  75244

All Proposed Directors            -                   7,826,000                 55.0%
and Executive Officers
as a Group (2 persons)
__________________________
* Less than 1%.

                Directors and Executive Officers and Related Transactions

Directors and Executive Officers

     The present Officers and Directors of the Company are as follows:


                 Name                 Age                 Position
                 ----                 ---                 --------
          Thomas J. Chase              58           President and Director

          Matthew J. Kavanagh          63           Secretary and Director


Resumes:

     Thomas J. Chase, President and a Director. Mr. Chase has been a Director of the Company since its inception. Also, from inception through May 31, 1997, Mr. Chase held the position of Secretary of the Company. He was appointed President of the Company on May 31, 1997. Since March 1988, Mr. Chase has been President and sole owner of Tom Chase & Co., Inc., a privately held Colorado corporation engaged as a broker of insurance and financial services. Primarily, this company functions as a broker for property and casualty insurance, life insurance and commercial mortgages. Mr. Chase received a Bachelor of Science degree in business administration from Miami University (Ohio) in 1963. He devotes only such time as necessary to the business of the Company.

     Matthew J. Kavanagh III, Secretary and a Director. Mr. Kavanagh was appointed to his positions with the Company on May 31, 1997. Since September 1982, Mr. Kavanagh has been the President of The Amherst Group Ltd., a privately held corporation located in Englewood, Colorado, engaged in consulting services, including sales, marketing, franchising, real estate development and fund raising to growth and development stage companies. Mr. Kavanagh holds a Bachelor of Arts degree from Southern Methodist University in Dallas, Texas. Mr. Kavanagh received a professional certification as a Chartered Life Underwriter in 1969. Additionally, he is a licensed real estate broker and insurance broker in the State of Colorado. Mr. Kavanagh devotes only such time as is necessary to the business of the Company.

     If and when the Transaction is consummated, the Company's current Officers and Directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:


                 Name                 Age                 Position
                 ----                 ---                 --------
          John T. Polk                 38           Chairman of the Board
                                                        and President

          Patrick W. Farah             28                  Director

Resumes:

     John T. Polk will assume the positions of Chairman of the Board and President of the Company upon closing of the Transaction (of which there is no assurance). Mr. Polk is presently President of AFEW, Inc., a position he has held since December 1995. From September 1995 through November 1995, Mr. Polk was engaged in development activities relating to 2Xtreme. Mr. Polk was the founder of both AFEW, Inc. and

2Xtreme. From September 1991 through August 1995, Mr. Polk was Chief Executive Officer of Peak Performance International, Inc., a Delaware corporation engaged in marketing of business formats. It is expected that, upon closing of the Transaction, Mr. Polk will devote substantially all of his time to the business of the Company.

     Patrick W. Farah will assume the position of a Director of the Company upon closing of the transaction. As of the date of this Information Statement and since December 1996, Mr. Farah has been Chief Operating Officer of 2Xtreme, overseeing all aspects of its operations. From August 1993 through December 1996, Mr. Farah was employed by Pediatric and Adolescent Medicine, P.A., Hagertown, Maryland, where he managed all of the operations of this primary adolescent care center. Mr. Farah obtained a Bachelor of Science degree in 1995 from Shepard College. Upon closing of the Transaction, it is expected that Mr. Farah will devote substantially all of his time to the business of the Company, in the role as an employee of the Company.

Related Party Transactions

     In June 1995, Terry Whiteside, the Company's former President, loaned the Company the principal sum of $42,340, which the Company utilized to purchase its initial insurance policy with a face value of $58,000. In August 1995, Ms. Whiteside loaned the Company the principal sum of $58,000. Additionally in August 1995, a minority shareholder of the Company loaned the Company the principal sum of $75,000. Each of these aforesaid loans are unsecured and all have been amended to reflect that the former two loans are due on June 30, 1999, the latter loan is due August 31, 1999 and all of the loans have interest accruing at the rate of 7% per annum. The Company utilized the proceeds of these loans to purchase insurance policies. Management believes that because the Company had no assets or other collateral at the time such loans were made, no established financial institution would have undertaken to make any loans to the Company. Further, management believes that the terms of these loans are more favorable to the Company than could have been provided by any other financing entity, had such a financing entity been amenable to undertaking such lending activities.

     During the fiscal year ended May 31, 1997, the Company purchased life insurance policies totalling $146,000 at the face value of the policy from an entity which is approximately a 2% stockholder of the Company.

     Relevant to AFEW, a company which is owned by a trust whose beneficiaries are the children of John Polk, sells leads to 2Xtreme. Management of AFEW believes that the compensation paid to this company is comparable to compensation which AFEW would be obligated to tender to any unrelated party, if these leads could be provided by such a third party.

Standing Audit, Nominating and Compensation Committees

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings

     The Company presently has two Directors. During the fiscal year ended May 31, 1998, the Directors held five meetings.

Compensation of Directors and Executive Officers

     The Company's Officers and Directors have not been paid a salary during the fiscal year ended May 31, 1998. The Company maintains a policy whereby the Directors and Executive Officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any Director or Officer for such expenses during the 1998 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's Officers or Directors.

     In the event the proposed Transaction described hereinabove closes, Mr. John Polk is expected to receive an annual salary of $250,000 per annum and Mr. John Lovelace is expected to receive an annual salary of $216,000 per annum. No other person is expected to receive annual compensation in excess of $100,000 per annum.


                         Section 16(a) Beneficial Ownership
                               Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Officers and Directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  October 9, 1998.


                                   USAsurance Group, Inc.

                                   s/Thomas J. Chase

                                   Thomas Chase, President